Exhibit 5.1

Plastec Technologies, Ltd. c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman KY1-1104 Cayman Islands

14 May 2013

Dear Sirs

Plastec Technologies, Ltd.

We have acted as Cayman Islands counsel to Plastec Technologies, Ltd. (the "Company") in connection with the Company's registration statement (the "Registration Statement") on Form F-1, including all amendments or supplements thereto (the "Form F-1"), filed with the United States Securities and Exchange Commission (the "Commission") under the United States Securities Act of 1933, as amended, (the "Act") covering (A) for resale: (i) 382,507 ordinary shares of a par value of US$0.001 per share held by certain of the Selling Securityholders (as defined in the Registration Statement) that were issued in connection with the Company’s initial public offering ("IPO"), (ii) 12,371,428 ordinary shares of a par value of US$0.001 per share held by former shareholders of Plastec International Holdings Limited ("Plastec") in connection with the Company's merger with Plastec, (iii) 1,181,122 warrants (“Insider Warrants”) purchased by certain of the Selling Shareholders in a private placement concurrently with the Company’s IPO, and (iv) 1,181,122 ordinary shares of a par value of US$0.001 per share underlying the Insider Warrants; and (B) for issuance: (i) 3,600,000 ordinary shares of a par value of US$0.001 per share underlying outstanding warrants issued in the IPO pursuant to a prospectus dated 19 November 2009, (ii) 289,625 ordinary shares of a par value of US$0.001 per share and 289,625 warrants underlying a unit purchase option issued to the underwriters in the IPO and their designees (“Purchase Option”) and 289,625 ordinary shares of a par value of US$0.001 per share underlying the warrants included in the Purchase Option, and (iii) 1,181,122 ordinary shares of a par value of US$0.001 per share underlying the Insider Warrants to the extent the Insider Warrants are transferred prior to exercise, so that such warrants and unit purchase option may be exercised by their holders.

For the purposes of this opinion, the description of the aforementioned securities (a) representing the warrants to subscribe for securities in the Company will be hereinafter defined as the "Warrants" and (b) representing the ordinary shares of the Company of par value US$0.001 per share will be hereinafter defined as the “Shares” (which description includes, for the avoidance of doubt, those Shares underlying the Warrants.

We understand that Graubard Miller, United States counsel to the Company, will deliver its opinion relating to the Warrants and the units to be issued pursuant to the Purchase Option under the Registration Statement.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The Certificate of Incorporation on Change of Name dated 21 December 2010 and the Second Amended and Restated Memorandum and Articles of Association adopted on 16 December 2010 (the "Articles").

1.2	The unanimous written resolutions of the board of directors dated 19 November 2009 (the "Resolutions") and the minutes of the meetings of the board of directors dated 3 August 2010, 9 October 2012 and 11 September 2012 (the "Minutes") and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	A Certificate of Good Standing issued by the Registrar of Companies (the "Certificate of Good Standing").

1.4	A certificate from a Director of the Company a copy of which is annexed hereto (the "Director's Certificate").

1.5	The Registration Statement.

1.6	The form of warrant agreement between the Company and Continental Stock Transfer & Trust Company and the warrant certificate constituting such warrants (the "Warrant Documents").

2	Assumptions

The following opinion is given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion. This opinion only relates to the laws of the Cayman Islands which are in force on the date of this opinion. In giving this opinion we have relied (without further verification) upon the completeness and accuracy of the Director's Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	Copy documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.2	All signatures, initials and seals are genuine.

2.3	The Shares have been, or will be, duly registered, and will continue to be registered, in the Company’s register of members (shareholders), as we have not inspected such register.

2.4	There is nothing under any law (other than the law of the Cayman Islands) which would or might affect the opinions hereinafter appearing. Specifically, we have made no independent investigation of the laws of the State of New York.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing under the laws of the Cayman Islands.

3.2	The Shares have been duly authorised for issue by the Company, and when issued by the Company against payment in full, of the consideration, and duly registered in the Company's register of members (shareholders), will be validly issued, fully-paid and non-assessable.

3.3	With respect to the Shares to be offered and issued by the Company upon exercise of the Warrants, when (i) the Shares are issued by the Company against payment in full, of the consideration, in accordance with the Warrant Documents; and (ii) duly registered in the Company's register of members (shareholders), such Shares will be validly issued, fully-paid and non-assessable.

Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the Cayman Islands, but if this were to occur in respect of the Company's Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions the subject of this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading "Legal Matters" in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission thereunder.

This opinion is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

Maples and Calder